805 KING FARM BLVD.
ROCKVILLE, MD 20850

November 19, 2024

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Amendments to Form 1

Dear Sir or Madam:

Enclosed please find an amendment to Exhibit C of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 reflecting amendments made to Exhibit C that is on file for The Nasdaq Stock Market LLC ("NASDAQ"), Nasdaq BX, Inc. ("BX"), Nasdaq GEMX, LLC ("GEMX"), Nasdaq ISE, LLC ("ISE"), Nasdaq PHLX, LLC ("PHLX"), Nasdaq MRX, LLC ("MRX"), (collectively, the "Exchanges").

Each of the Exchanges is filing an amendment to Exhibit C to reflect the updated list of subsidiaries and affiliates.

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim
Senior Associate General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed 11/19/2024	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Nasdaq ISE, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   151 W. 42 Street, New York, NY

24003496

3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   301.978.8400 (Telephone) 301.978.8472 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim, Associate General Counsel, 1-646-420-7816
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John Zecca
   805 King Farm Blvd.
   Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31, 2024
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/15/2005 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 11/19/2024 (MM/DD/YY) John A. Zecca for Nasdaq ISE, LLC (Name of applicant)

By: [signature] Date: 2024.11.19 17:51:26 -05'00' (Signature) John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ____________ (Month), ________ (Year) by ______________ (Notary Public)

My Commission expires ______________ County of ______________ State of ______________

Based upon relief from the Commission staff and difficulties arising from Covid-19, Nasdaq ISE, LLC is making this filing without notarization.

EXHIBIT C – November 2024 Amendment

Subsidiaries and Affiliates of the Exchanges*

As of November 12, 2024

U.S. Entities

1. Adenza Group, Inc. (merged 7/2024)
2. Adenza Holdings, LLC (liquidated 7/2024)
3. Adenza, Inc.
4. Adenza Intermediate I, LLC (merged 7/2024)
5. Adenza Intermediate II, LLC (merged 7/2024)
6. Argus Merger Sub 1, Inc. (merged 11/2023)
7. BoardVantage, Inc.
8. Boston Stock Exchange Clearing Corporation
9. Consolidated Securities Source LLC (merged 5/2023)
10. Content Services, LLC
11. Curzon Street Acquisition, LLC
12. Directors Desk, LLC
13. Dorsey, Wright & Associates, LLC
14. eVestment Alliance Holdings, Inc. (merged 9/2023)
15. eVestment Alliance Holdings, LLC (merged 11/2023)
16. eVestment Alliance, LLC
17. eVestment, Inc.
18. FinQloud LLC (liquidated 9/2023)
19. FINRA/NASDAQ Trade Reporting Facility LLC
20. FRAMLxchange Inc.
21. FTEN, Inc.
22. GraniteBlock, Inc.
23. Granite Redux, Inc.
24. International Securities Exchange Holdings, Inc.
25. ISE ETF Ventures LLC (liquidated 8/2023)
26. Longitude LLC
27. Nasdaq BX, Inc.
28. NASDAQ Capital Markets Advisory LLC
29. Nasdaq Commodities Clearing LLC (liquidated 10/2023)
30. Nasdaq Corporate Services, LLC
31. Nasdaq Corporate Solutions, LLC
32. Nasdaq Digital Asset Holdings, LLC
33. NASDAQ Energy Futures, LLC
34. Nasdaq Execution Services, LLC
35. Nasdaq Fund Secondaries, LLC
36. NASDAQ Futures, Inc.
37. Nasdaq GEMX, LLC
38. NASDAQ Global, Inc.
39. Nasdaq Governance Solutions, Inc.
40. Nasdaq, Inc.
41. Nasdaq Information, LLC
42. Nasdaq International Market Initiatives, Inc. (merged 10/2023)
43. Nasdaq MRX, LLC
44. Nasdaq PHLX LLC
45. Nasdaq Private Market, LLC (30.76% directly or indirectly owned by Nasdaq, Inc.)
46. Nasdaq SB Holdings, LLC
47. Nasdaq SPS, LLC (liquidated 4/2024)
48. Nasdaq Technology Services, LLC
49. NFSTX, LLC
50. Norway Acquisition LLC (merged 12/2023)

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

EXHIBIT C – November 2024 Amendment

51. OneReport, LLC
52. Operations & Compliance Network, LLC
53. Public Plan IQ Limited Liability Company (merged 11/2023)
54. QDiligence LLC
55. Solovis, Inc.
56. Stock Clearing Corporation of Philadelphia
57. Strategic Financial Solutions, LLC
58. Sybenetix Inc.
59. The Center for Board Evaluations, Inc.
60. The Nasdaq Options Market LLC
61. The Nasdaq Stock Market LLC
62. The Options Clearing Corporation (20% owned by Nasdaq ISE, LLC, 20% owned by Nasdaq PHLX LLC)
63. U.S. Exchange Holdings, Inc.
64. Verafin AcquisitionCo LLC
65. Verafin USA Inc.

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

EXHIBIT C – November 2024 Amendment

Non-U.S. Subsidiaries

1. AB Nasdaq Vilnius
2. Adenza Australia Pty Ltd.
3. Adenza Brasil Ltda
4. Adenza Canada, Inc.
5. Adenza Chile SpA
6. Adenza Colombia S.A.S.
7. Adenza France SARL
8. Adenza Georgia LLC
9. Adenza Germany GmbH
10. Adenza Hong Kong Ltd.
11. Adenza India Private Ltd.
12. Adenza Ireland Ltd.
13. Adenza Israel Ltd.
14. Adenza Japan KK
15. Adenza Korea LLC
16. Adenza Ltd.
17. Adenza Netherlands B.V.
18. ADENZA POLAND SOO SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA
19. Adenza Portugal S.A.
20. Adenza Singapore Pte. Ltd.
21. Adenza Spain S.L.
22. Adenza Technology (DIFC) Ltd.
23. Adenza Technology de Mexico, S. de R.L. de C.V.
24. AS eCSD Expert (liquidated 9/2023)
25. AS Pensionikeskus
26. Axioma SD, Ltd.
27. AxiomSL Holdings B.V.
28. AxiomSL Ltd. (liquidated 12/2023)
29. AxiomSL Ltd. (Hong Kong) (liquidated 6/2024)
30. AxiomSL Ltd. (UK)
31. AxiomSL Pty Ltd.
32. AxiomSL Software Spain, S.L. (liquidated 3/2024)
33. Calypso Group UK Ltd.
34. Calypso Holdco Ltd.
35. Calypso Software (Beijing) Co Ltd
36. Calypso Technology International Ltd.
37. Calypso Technology Moscow, LLC (liquidated 12/2023)
38. Calypso Technology Pte. Ltd.
39. Calypso UK MidCo. Ltd.
40. Calypso UK TopCo Ltd.
41. Capri Bidco Ltd.
42. Capri Holdco Ltd.
43. Cinnober Financial Technology AB
44. Curzon Street Holdings Limited
45. Egypt Information for Dissemination Company (liquidated 3/2023)
46. Ensoleillement Inc.
47. eVestment Alliance Australia Pty Limited
48. eVestment Alliance Hong Kong Limited
49. eVestment Alliance (UK) Limited
50. Indxis Ltd
51. Kuberno Limited (27.23% directly or indirectly owned by Nasdaq, Inc.)
52. Metrio Software Inc.
53. Nasdaq AB

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.

EXHIBIT C – November 2024 Amendment

54. Nasdaq (Asia Pacific) Pte. Ltd.
55. Nasdaq Australia Holding Pty Ltd
56. NASDAQ Canada Inc.
57. Nasdaq Clearing AB
58. Nasdaq Clearing Oslo NUF
59. Nasdaq Copenhagen A/S
60. Nasdaq Corporate Solutions (India) Private Limited
61. Nasdaq Corporate Solutions International Limited
62. Nasdaq CSD SE
63. Nasdaq CXC Limited
64. Nasdaq Exchange and Clearing Services AB
65. NASDAQ France SAS
66. NASDAQ Germany GmbH
67. Nasdaq Helsinki Ltd
68. Nasdaq Holding AB
69. Nasdaq Holding Denmark A/S
70. Nasdaq Holding Luxembourg Sarl
71. Nasdaq Iceland hf.
72. Nasdaq International Ltd
73. NASDAQ Korea Ltd
74. Nasdaq Ltd
75. Nasdaq Nordic Ltd
76. NASDAQ OMX Europe Ltd
77. Nasdaq Oslo ASA
78. Nasdaq Pty Ltd
79. Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
80. Nasdaq Spot AB
81. Nasdaq Stockholm AB
82. Nasdaq Tallinn AS
83. Nasdaq Technology AB
84. Nasdaq Technology Energy Systems AS
85. Nasdaq Technology Italy Srl
86. Nasdaq Technology (Japan) Ltd
87. Nasdaq Teknoloji Servisi Limited Sirketi
88. Nasdaq Treasury AB
89. Nasdaq Vilnius Services UAB
90. Nasdaq Wizer Solutions AB
91. OMX Netherlands B.V. (liquidated 11/2024)
92. OMX Netherlands Holding B.V. (liquidated 11/2024)
93. OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
94. OMX Treasury Euro Holding AB
95. Puro.earth (70% owned, directly or indirectly, by Nasdaq, Inc.)
96. Quandl, Inc.
97. RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
98. Shareholder.com B.V.
99. Simplitium Ltd
100. SMARTS Broker Compliance Pty Ltd
101. SMARTS Market Surveillance Pty Ltd
102. Sybenetix Limited
103. Sybenetix Ukraine
104. TopQ Software Limited
105. TOV AxiomSL
106. Verafin Solutions ULC
107. Whittaker & Garnier Limited

* This list does not include any 501(c)(3) entities, branches or any affiliates or subsidiaries of investment entities.